Mercurity Fintech Holding Inc.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

June 20, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Irene Paik and Ms. Sonia Bednarowski

Re:	Mercurity Fintech Holding Inc.
Registration Statement on Form F-3
Filed June 16, 2025
File No. 333-287428

Dear Ms. Irene Paik and Ms. Sonia Bednarowski:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 17, 2025 (the “Comment Letter”) relating to the Registration Statement on Form F-3 (“Registration Statement”), which was filed with the Commission by Mercurity Fintech Holding Inc. (the “Company” or “we”) on June 16, 2025. The Company is concurrently filing Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-3

General

1.

Please update your disclosure to describe your plan to raise $800 million to establish a long-term Bitcoin treasury reserve or incorporate your Form 6-K filed June 11, 2025 by reference. In addition, to the extent material, please update your disclosure to describe your strategic partnership with SBI Digital Markets to accelerate the adoption of tokenized real-world assets and facilitate its global distribution or incorporate your Form 6-K filed June 5, 2025 by reference. Refer to Item 5(a) of

Form F-3.

Response: Please refer to the revised disclosures in the sections “Risk Factors” and “Incorporation of Documents by Reference”. The Company hereby makes the representation that it will update the “Use of Proceeds” section accordingly in the applicable prospectus supplement(s).

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187.

Very truly yours, For and on behalf of Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer